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                            March 6, 2024

       Gary M. Owens
       Chief Executive Officer
       Mesa Laboratories, Inc.
       12100 West Sixth Avenue
       Lakewood, Colorado 80228

                                                        Re: Mesa Laboratories,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Filed May 30, 2023
                                                            File No. 000-11740

       Dear Gary M. Owens:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates, Acquired Intangible Assets, page 33

   1.                                                   Reference your
disclosure on page that you performed impairment tests of goodwill as a result of loss of a
significant customer and financial performance. We also reference disclosure that
Clinical Genomics    intangible assets and goodwill "may be impaired in the
                                                        near term." In future
filings, revise to provide information for investors to assess the probability of future
goodwill impairment charges. For example, for each reporting unit at risk of failing
an impairment test, disclose the following:

                                                              the percentage by
which fair value exceeded carrying value at the date of the most recent test;
                                                              a detailed
description of the methods and key assumptions used and how the key assumptions were
determined
                                                              a discussion of
the degree of uncertainty associated with the assumptions; and
 Gary M. Owens
FirstName  LastNameGary
Mesa Laboratories, Inc. M. Owens
Comapany
March      NameMesa Laboratories, Inc.
       6, 2024
March2 6, 2024 Page 2
Page
FirstName LastName
                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item
              303(b)(3) of Regulation S-K.
Form 10-Q for the Quarterly Period Ended December 31, 2023

Condensed Consolidated Financial Statements
Note 2. Significant Transactions, Acquisition of GKE, page 7

2. We note that effective on October 16, 2023, you acquired 100 % of the outstanding shares of GKE GmbH and SAL GmbH. Please tell us how you considered the impact of this acquisition in considering whether you are required to provide financial statements of the acquiree and pro forma financial information under Rule 3-05 and
Article 11 of S-X. Your
         response should include your assessment of each significance test in accordance with Rule
         1-02(w) of Regulation S-X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation
         S-X.
Form 8-K dated February 5, 2024

Exhibit 99.1

3. Revise future filings to reconcile adjusted operating income excluding unusual items to the most comparable GAAP measure, Operating (loss) income on a GAAP basis.
         Reference Item 10(e)(i) of Regulation S-K and Question 102.10(b) of the C&DI on Non-
         GAAP Financial Measures. As a related matter, please revise future filings to appropriately label operating income excluding unusual items and adjusted operating income excluding unusual items as "Non-GAAP."
4. Please provide us with the composition of the non-GAAP adjustment "GKE acquisition/integration costs" and explain to us how those adjustments meet the
         requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures. Future
         filings should also include a detailed disclosure of the nature of each non-GAAP adjustment.
 Gary M. Owens
Mesa Laboratories, Inc.
March 6, 2024
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Kristin Lochhead at 202-551-3664 with any questions.



                                                          Sincerely,
FirstName LastNameGary M. Owens
                                                          Division of
Corporation Finance
Comapany NameMesa Laboratories, Inc.
                                                          Office of Industrial
Applications and
March 6, 2024 Page 3                                      Services
FirstName LastName